UNIONBANC INVESTMENT SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF MUFG UNION BANK, N.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

1. **ORGANIZATION AND NATURE OF BUSINESS**

UnionBanc Investment Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment adviser under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly owned subsidiary of MUFG Union Bank, N.A. (the "Parent"), a wholly owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). MUFG Americas Holdings Corporation is a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the "Parent of the Holding Company").

The Company provides its services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting primarily of dedicated investment specialists. The Company clears transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. This could materially affect the Company's results of operations and financial condition in the near term. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to, estimating the fair value of financial instruments (see Note 5). If the Company were a standalone entity, the financial statements presented could be materially different.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. There are no cash equivalents recorded as of 12/31/16.

Securities Transactions — Principal transactions are recorded on a trade-date basis. Financial Instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards codification 820, Fair Value Measurements (See Note 6), and unrealized and realized gains and losses are included in principal transaction revenue.

Due from Parent — Net — Due from Parent — Net primarily consists of management fees payable to the Parent, interest payable on intercompany borrowing, salary expense, and income taxes receivable.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2016 operations under tax laws.

Commissions — Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions for annuities and insurance contracts are reported net of chargebacks. In conjunction with the sales of annuity and life insurance contracts, the insurance company reserves the right to charge back the Company amounts equal to the commissions paid to the Company if the customer exercises rights to return the policy, or generally surrenders the policy within a 12 to 18 month period after the policy is in force.

Advisory fee — The Company provides investment advisory services to clients through two programs; the Managed Account Solutions Program ("MAS Program") and the Personal Portfolio Solutions Wrap Fee Program. Advisory fees are received up front in the quarter, therefore revenue is deferred and spread over the quarter.

Asset-based fees — Revenues are comprised of fees from cash sweep programs and are recognized ratably over the period in which services are provided.

Regulatory Fees — Regulatory fees are comprised of expenses paid to regulators for registration, assessment, license, and exam fees.

Furniture, Equipment, and Leasehold Improvements — Net — Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each asset. The estimated life for furniture is 10 years and for equipment is 4 years. As of 12/31/16 the accumulated depreciation was $984,298. Leasehold improvements are amortized over the term of the respective lease or the estimated life of an improvement, whichever is shorter.

3. **RECENT ACCOUNTING DEVELOPMENTS**

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides guidance on the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU applies to all contracts with customers, except financial instruments, guarantees, lease contracts, insurance contracts and certain non-monetary exchanges. It provides the following five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In addition, the ASU requires additional disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015 the FASB issued ASU 2015-14, Deferral of the Effective

Date, which deferred the effective date of ASU 2014-09 to interim and annual periods beginning on January 1, 2018, with early adoption permitted in 2017. Management does not expect the adoption of this guidance to significantly impact the Company's financial position and results of operations.

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends the accounting, presentation, and disclosure requirements for certain financial instruments. The ASU requires that all equity investments be recorded at fair value through net income (other than those accounted for under equity method or result in consolidation of the investee); however, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability under the fair value option. The ASU also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the entity's other deferred tax assets. In addition, the ASU amends the presentation and disclosure requirements for financial instruments and now requires the use of an exit price notion when measuring the fair value of financial instruments for disclosure purposes. The ASU is effective for interim and annual periods beginning on January 1, 2018, with early adoption permitted for the amendments to the accounting for financial liabilities under the fair value option. Management does not expect the adoption of this guidance to significantly impact the Company's financial position and results of operations.

Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The ASU amends ASU 2014-09, Revenue from Contracts with Customers, with respect to assessing whether an entity is a principal (and thus presents revenue gross) or an agent (and thus presents revenue net). The amendments retain the guidance that the principal in an arrangement controls a good or service before it is transferred to a customer and clarify: (1) that an entity must first identify the specified good or service being provided to the customer; (2) that the unit of account for the principal versus agent assessment is each specified good or service promised in a contract; (3) indicators and examples to help an entity evaluate whether it is the principal; and (4) how to assess whether an entity controls services performed by another party. The ASU is effective upon the adoption of ASU 2014-09, which is effective for periods beginning January 1, 2018, with early adoption permitted in 2017. Management does not expect the adoption of this guidance to significantly impact the Company's financial position and results of operations.

Accounting for Share-Based Payments

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The ASU requires recognition of any difference between the deduction for tax purposes and compensation cost recognized for financial reporting purposes as income tax expense or benefit in the income statement (as opposed to recognizing certain excess tax benefits in additional paid-in capital). The tax effects of exercised or vested awards are now also required to be treated as discrete items in the reporting period in which they occur (rather than through the annual estimated effective tax rate) and excess tax benefits must be recognized regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits are now classified along with other income tax cash flows as an operating activity, as opposed to a financing activity. With respect to accounting for forfeitures, an entity

can now make an accounting policy election to either estimate the number of awards that are expected to vest (current GAAP) or account for forfeitures when they occur. Additionally, entities may now partially settle awards in cash up to the maximum statutory tax rates in the applicable jurisdictions, without precluding equity classification of the award (current GAAP allows only up to the minimum statutory withholding requirements). The ASU is effective for interim and annual periods beginning on January 1, 2017, with early adoption permitted. Management is currently assessing the impact of this guidance on the Company's financial position and results of operations.

4. INCOME TAXES

The components of the Company's provision benefit for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense (benefit):			
Federal	$ (3,160,146)	$ (20,620)	$ (3,180,766)
State	(631,399)	(4,107)	(635,506)
Total income tax expense (benefit)	$ (3,791,545)	$ (24,727)	$ (3,816,272)

The Company's provision benefit for income taxes for the year ended December 31, 2016, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, due primarily to state taxes.

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current receivable from the Parent of $282,085 and deferred tax asset of $1,404,602 at December 31, 2016, which is recorded in Due from Parent — net on the Statement of Financial Condition.

5. CLEARING ORGANIZATION

Amounts receivable/payable from clearing organization consists of the following:

	Receivable	Payable	Total
Deposits held at clearing organization	$ 17,127,174	$ (2,722,733)	$ 14,404,441
Fees and commissions receivable/payable	219,176		219,176
Total	$ 17,346,350	$ (2,722,733)	$ 14,623,617

Amounts receivable/payable for unsettled trades consists of the following:

	Receivable	Payable	Total
Unsettled Trades	$ 9,836,477	$ (10,307,596)	$ (471,119)

6. FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Valuation Methodologies — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between willing market

participants at the measurement date. The Company has an established and documented process for determining fair value for financial assets and financial liabilities that are measured at fair value on either a recurring or a nonrecurring basis. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models. Valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include amounts that reflect counterparty credit quality.

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by U.S. GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Valuation Processes — The Company's Parent has established a Valuation Committee (VC) to oversee its valuation framework for measuring fair value and to establish valuation policies and procedures. The VC's responsibilities include reviewing fair value measurements and categorizations within the fair value hierarchy and monitoring the use of pricing sources, mark-to-model valuations, dealer quotes, and other valuation processes. The VC reports to the Parent's Risk & Capital Committee and meets at least quarterly.

Fair Value Measurements on a Recurring Basis — The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2016, by caption on the statement of financial condition and by valuation hierarchy level:

	Level 1	Level 2	Level 3	Fair Value
Marketable securities owned:				
U.S. Government sponsored agency securities		$ 117,974,209		$ 117,974,209
State and municipal obligations		3,198,983		3,198,983
Total marketable securities owned		121,173,192		121,173,192
Total assets	$	$ 121,173,192	$	$ 121,173,192

The Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation, which may be significant.

In assigning the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured at fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments are recorded at fair value based on readily available quoted market prices, if available. When available, these securities are classified as Level 1 and include exchange traded equities. If such quoted market prices are not available, management utilizes third-party pricing services and broker quotations from dealers in the specific instruments. These securities are classified as Level 2 and include U.S. Treasuries, U.S. government-sponsored agencies, and municipals bond. If no market prices or broker quotes are available, internal pricing models are used. When pricing model valuations use significant unobservable inputs, the securities are classified as Level 3.

The Company's policy is to recognize transfers in and out of levels 1, 2, and 3 as of the end of a reporting period. There were no transfers between levels during the year.

7. **RELATED-PARTY TRANSACTIONS**

At December 31, 2016, the Company had cash of $1,751,634 deposited in non-interest-bearing checking accounts at the Parent.

The Company has a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The line of credit will automatically renew on the Maturity Date of March 1, 2017 for additional one-year periods unless at least ten days prior to the new Maturity Date, the Parent provides written notice to the Company of its intent not to renew this line of credit. Interest accrues monthly based on the LIBOR rate plus the applicable margin. The Company had $0 outstanding under this line at December 31, 2016. For the year ended December 31, 2016, the Company recorded interest expense of $56,678 in relation to this line of credit. At December 31, 2016, the Company has $0 of accrued interest payable recorded in Due from Parent — net.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, which includes all direct employee and occupancy and certain equipment related expenses related to the operation of the Company. Such expenses for the year ended December 31, 2016, were $37,441,731 for employee salaries and benefits, $3,248,741 for occupancy and equipment, $813,282 for regulatory fees, and $3,596,513 for all other expenses. Other expenses includes communications, professional services and travel and conferences.

In addition, inter-company management fees are paid to the Parent for the use of certain shared resources such as administrative, legal, and compliance services. In consideration for the services provided, the Company pays the Parent fees under a master service agreement. The Parent recognizes transfer pricing revenue when delivery (performance) has occurred or services have been rendered to the Company. Management applies a facts and circumstance evaluation to determine the most appropriate method to calculate an arm's length market-based price for services performed by the Parent for the Company. For the year ended December 31, 2016, total intercompany management fees paid to the Parent were $23,333,880.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The plan costs are allocated to the Company through the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The 401(k) matching contribution is an IRC safe-harbor match.

The Parent provides certain health care benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The health care cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the health care plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25% to 50%, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, and postretirement benefits expenses were $626,422 for the year ended December 31, 2016. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, At December 31, 2016, the Company had net capital of $130,713,933, which was $130,463,933 in excess of the required $250,000.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by NFS. As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of December 31, 2016, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS, under the terms of the NFS agreement, NFS acts as a sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade-clearing

function performed on its behalf. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent and is renewed annually.

Portfolio Connection — Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information from NFS on a daily basis. As of December 31, 2016, there were no outstanding items.

10. COMMITMENTS AND CONTINGENCIES

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

11. SUBSEQUENT EVENTS

The Company evaluated events subsequent to December 31, 2016 through February 23, 2017, the date on which the financial statements are available to be issued.

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